UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Termination of the Share Purchase Agreement with JOYY Inc.

Moon SPV Limited, an affiliate of Baidu, Inc. (the “Company”), exercised on January 1, 2024 its contractual right to terminate the Share Purchase Agreement, dated November 16, 2020, by and between Moon SPV Limited, Baidu (Hong Kong) Limited, JOYY Inc. (“JOYY”) and other parties thereto (as subsequently amended or supplemented, the “Share Purchase Agreement”).

The Company previously announced that Baidu (Hong Kong) Limited had entered into the Share Purchase Agreement, pursuant to which Baidu (Hong Kong) Limited agreed to acquire and JOYY agreed to sell JOYY’s domestic video-based entertainment live streaming business in China. Pursuant to the Share Purchase Agreement, the closing of the proposed acquisition is subject to certain conditions including, among others, obtaining necessary regulatory approvals from governmental authorities, and the Share Purchase Agreement is subject to termination by either party if the closing does not occur by the long stop date. As of December 31, 2023, the long stop date, the closing conditions provided for in the Share Purchase Agreement had not been fully satisfied.

The Company seeks to discuss with JOYY on the next steps following the termination of the Share Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Rong Luo
Name	:	Rong Luo
Title	:	Chief Financial Officer

Date: January 2, 2024